(To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Free Writing Prospectus, Filed Pursuant to Rule 433 Registration No. 333-126811 December 13, 2006

$[●]

100% Principal Protected Notes

Linked to the Performance of a Currency Basket

Medium-Term Notes, Series A, No. [●]

Terms used in this pricing supplement are described or defined in the accompanying prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	An equally-weighted basket consisting of the currency exchange rates between (i) the U.S. Dollar and the Brazilian Real (the “USD/Real currency exchange rate”), (ii) the U.S. Dollar and the Russian Ruble (the “USD/Ruble currency exchange rate”), (iii) the U.S. Dollar and the Indian Rupee (the “USD/Rupee currency exchange rate”) and (iv) the U.S. Dollar and the Chinese Yuan (the “USD/Yuan currency exchange rate”) each expressed as the number of U.S. Dollars per one unit of the applicable reference currency (each a “currency exchange rate” and a “basket component”) as further described in “Description of the Reference Asset” herein.

Coupon:	We will not pay you interest during the term of the notes.

Payment at Maturity:	If you hold your notes to maturity, for each note you will receive a cash payment determined as follows:

•      if the basket performance is equal to or greater than 0% you will receive (a) the principal amount of your notes plus (b) the principal multiplied by the product of (i) 275% and (ii) the basket performance; and

• if the basket performance is less than 0%, you will receive the principal amount of your notes.

The return of your notes will be positive only if the basket performance is positive.

Basket Performance:	The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C (i) Initial = With respect to the USD/Real currency exchange rate, [●]; with respect to the USD/Rupee currency exchange rate, [●]; with respect to the USD/Ruble currency exchange rate, [●]; and with respect to the USD/Yuan currency exchange rate, [●] which, in each case, represents the reference level of each basket component as determined by the calculation agent in accordance with the mechanics described in “Description of the Reference Asset” herein, on the basket initial valuation date;

C (i) Final = The reference level of each basket component on the basket final valuation date; and

W (i) = Weighting of each basket component, which is 25.00%.

Basket Initial Valuation Date:	December 21, 2006

Issue Date:	December 27, 2006

Basket Final Valuation Date:	December 19, 2008

Maturity Date:	December 26, 2008

Business Day Convention:	Modified following business day

Denominations:	$1,000, and integral multiples of $1,000 thereafter.

CUSIP Number/ISIN:	[ ]/[ ]

Settlement:	DTC, book-entry, global notes

See “ Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus and “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement for a description of certain risks relating to an investment in the notes.

The notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Patent Pending

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%[●]	%[●]
Total	$[●]	$[●]	$[●]

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the accompanying prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this free writing prospectus and “Risk Factors” in the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005: http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm.

Our Central Index Key, or CIK, on the SEC website is 10257.

Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the notes.

Step 1: Calculate the basket performance.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the basket components between the basket initial valuation date and the basket final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = reference level of each basket component on the basket final valuation date;

C(i) Initial = reference level of each basket component on the basket initial valuation date; and

W(i) = weighting of each basket component, which is 25.00%.

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Step 2: Calculate the payment at maturity.

At maturity, for each note you will receive a cash payment determined as follows:

•	if the basket performance is equal to or greater than 0% you will receive (a) the principal amount of your notes plus (b) the principal multiplied by the product of (i) 275% and (ii) the basket performance; and

•	if the basket performance is less than 0%, you will receive the principal amount of your notes.

You are only guaranteed to receive the full principal amount of the notes if you hold the notes to maturity.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate the payment at maturity based upon an initial investment of $1,000.

Hypothetical Example 1: In this case, the basket performance is 14.45% as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	Hypothetical C(i) Initial	Hypothetical C(i) Final	Performance of Basket Component	Weight	Weighted Performance of Basket Component
USD/Real Currency Exchange Rate	0.448765	0.517530	13.29%	25.00%	3.32%
USD/Rupee Currency Exchange Rate	0.022382	0.032664	31.48%	25.00%	7.87%
USD/Ruble Currency Exchange Rate	0.037963	0.041646	8.84%	25.00%	2.21%
USD/Yuan Currency Exchange Rate	0.127612	0.133214	4.21%	25.00%	1.05%

Basket					14.45%

Step 2: Calculate the payment at maturity.

Because the basket performance is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the notes plus (b) the principal multiplied by the product of (i) 275% and (ii) the basket performance. Therefore, the payment at maturity is $1,397.38 per note representing a 39.738% return on investment over the term of the notes.

Hypothetical Example 2: In this case, the basket performance is negative as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	Hypothetical C(i) Initial	Hypothetical C(i) Final	Performance of Basket Component	Weight	Weighted Performance of Basket Component
USD/Real Currency Exchange Rate	0.448763	0.550806	18.53%	25.00%	4.63%
USD/Rupee Currency Exchange Rate	0.022381	0.020192	-10.84%	25.00%	-2.71%
USD/Ruble Currency Exchange Rate	0.037964	0.026588	-42.79%	25.00%	-10.70%
USD/Yuan Currency Exchange Rate	0.127612	0.103314	-23.52%	25.00%	-5.88%

Basket					-14.66%

Step 2: Calculate the payment at maturity.

The basket performance is less than 0% as of the basket final valuation date. Therefore, the payment at maturity is $1,000 per note, representing the principal amount of the notes, and a 0.00% return on investment over the term of the notes.

Description of the Reference Asset

The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the spot rate, which is, in respect of a reference currency, the number of U.S. Dollars per such reference currency (to the nearest 6 decimal points) as determined by the calculation agent in accordance with the following:

•	(a) where the currency exchange rate is USD/Real, the U.S. Dollar/Brazilian Real fixing rate, expressed as the amount of U.S. Dollars per one Brazilian Real, will be determined by finding the quotient of one divided by the Brazilian Real/U.S.dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which Brazilian Real/ U.S. Dollar fixing rate appears on Bloomberg screen “BZFXPTAX <Currency> (Ask)” at approximately 12:00 p.m. New York time, on the relevant date;

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•	(b) where the currency exchange rate is USD/Ruble, the U.S. Dollar/Russian Ruble official fixing rate, expressed as the amount of U.S. Dollars per one Russian Ruble, will be determined by reference to Reuters page “EMTA”, or any successor page, published at approximately 2:15 p.m. Frankfurt time, on the relevant date;

•	(c) where the currency exchange rate is USD/Rupee, the U.S. Dollar/Indian Rupee official fixing rate, expressed as the amount of U.S. Dollars per one Indian Rupee, will be determined by finding the quotient of one divided by the Indian Rupee/U.S. Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which Indian Rupee/U.S. Dollar fixing rate appears on Bloomberg screen “INRRATE <Currency>“ at approximately 12:00 p.m. New York time, on the relevant date; and

•	(d) where the currency exchange rate is USD/Yuan, the U.S. Dollar/Chinese Yuan official fixing rate, expressed as the amount of U.S. Dollars per one Chinese Yuan, will be determined by finding the quotient of one divided by the Chinese Yuan/U.S. Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which Chinese Yuan/U.S. Dollar fixing rate appears on Bloomberg screen “CYCFUSD <Currency>“ at approximately 12:00 p.m. New York time, on the relevant date.

If any of the Reuters screens or pages described above, or the successor page thereto, is not available on the basket final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the basket components. Several of these risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”, “Risk Factors—Additional Risks Relating to notes with More Than One Reference Asset (a “Basket”)”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies.”

In addition to the risks described above, you should also consider the following:

•	Notes bearish on the U.S. dollar— The basket performance will only be positive if, on average, the value of the U.S. dollar depreciates relative to the foreign currencies comprising the basket components. If, on average, the U.S. dollar appreciates in value relative to the Brazilian Real, the Indian Rupee, the Russian Ruble, and the Chinese Yuan over the term of the notes, the payment at maturity, and therefore the market value of the notes, will be adversely affected.

•	Returns Do Not Increase At a Constant Rate — As the performance of the basket components increases, the basket performance will also increase but at a diminishing marginal rate. For example, in Hypothetical Example 1, if the USD/Rupee Currency Exchange Rate had doubled from its initial value of 0.022382 to 0.044764, the corresponding performance of that basket component would have resulted in a performance of 50% (instead of 100%). Moreover, as the final basket level increases above the initial basket level, the returns on the notes continue to increase but at a diminishing marginal rate.

Selected Purchase Considerations

•	Market Disruption Events and Adjustments— The payment at maturity, the basket final valuation date and the reference level of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the accompanying prospectus supplement:

•	For a description of what constitutes a market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”;

•

For a description of the consequences of a market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange

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Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof”; and

•	For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” and “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

•	Appreciation Potential—The notes provide the opportunity to enhance returns by entitling you to 275% of the basket performance of your notes at maturity in the event that the basket performance is equal to or greater than 0%, in addition to the principal amount of your notes.

•	Certain U.S. Federal Income Tax Considerations —The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of notes. We intend to treat the notes as contingent payment debt instruments that are not subject to the special rules for nonfunctional currency contingent payment debt instruments. We intend to treat the notes as contingent payment debt instruments that are subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations–U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes–Contingent Payment Debt Instruments” in the accompanying prospectus supplement. Pursuant to the terms of the notes, each Holder agree to treat the notes consistent with our treatment for all U.S. federal income tax purposes.

Historical Information

The following graph sets forth the historical values of the Real, the Rupee, the Ruble and the Yuan currency exchange rates based on the reference levels for the last business day of each quarter from March 30, 2001 through September 29, 2006. As described below, the reference levels of the USD/Real, USD/Rupee, USD/Ruble, and USD/Yuan currency exchange rates on October 31, 2006 were 0.466788, 0.022209, 0.037436, and 0.126920 respectively. We obtained the information regarding the reference levels of the USD/Real, USD/Rupee, USD/Ruble, and USD/Yuan currency exchange rates below from Reuters and Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Reuters or Bloomberg Financial Markets. The historical values of the USD/Real, USD/Rupee, USD/Ruble, and USD/Yuan currency exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the reference levels on the basket final valuation date. We cannot give you assurance that the performance of the USD/Real, USD/Rupee, USD/Ruble, USD/Yuan currency exchange rates will result in any return in addition to your initial investment.

The People’s Bank of China, China’s central bank, discontinued pegging the Yuan to the U.S. Dollar beginning on July 21, 2005. The currency exchange rate for USD/Yuan became a floating rate as of such date.

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Date	USD/Real	USD/Ruble	USD/Rupee	USD/Yuan
March 30, 2001	0.464684	0.034771	0.021452	0.120820
June 29, 2001	0.432713	0.034309	0.021259	0.120820
September 28, 2001	0.374532	0.033936	0.020894	0.120820
December 31, 2001	0.432713	0.032782	0.020728	0.120820
March 29, 2002	0.430108	0.032041	0.020486	0.120820
June 28, 2002	0.354988	0.031771	0.020456	0.120820
September 30, 2002	0.267380	0.031556	0.020672	0.120820
December 31, 2002	0.282486	0.031294	0.020844	0.120820
March 31, 2003	0.298240	0.031861	0.021066	0.120820
June 30, 2003	0.351617	0.032932	0.021511	0.120820
September 30, 2003	0.344828	0.032694	0.021853	0.120820
December 31, 2003	0.345901	0.034196	0.021918	0.120820
March 31, 2004	0.345423	0.035064	0.022936	0.120820
June 30, 2004	0.324149	0.034400	0.021711	0.120820
September 30, 2004	0.349528	0.034220	0.021763	0.120820
December 31, 2004	0.376506	0.036075	0.023010	0.120820
March 31, 2005	0.373274	0.035891	0.022860	0.120820
June 30, 2005	0.428633	0.034928	0.022996	0.120820
September 30, 2005	0.448833	0.035090	0.022720	0.123579
December 30, 2005	0.428082	0.034794	0.022198	0.123913
March 31, 2006	0.462107	0.036095	0.022410	0.124732
June 30, 2006	0.461894	0.037249	0.021720	0.125089
September 29, 2006	0.464684	0.034771	0.021452	0.126517
October 31, 2006	0.466788	0.037436	0.022209	0.126920

Source: Bloomberg/Reuters

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